Exhibit 99.1

Liberty Defense Expands Aviation Footprint with New

HEXWAVE™ Award at Major International Airport

Advanced AI- powered HEXWAVE™ technology enables detection of liquid, plastic, and powder explosives, 3D-printed weapons, and other evolving concealed threats

Wilmington, MA, USA – June 25, 2026 – Liberty Defense Holdings Ltd. (“Liberty,” “Liberty Defense” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, is pleased to announce that its HEXWAVE™ system has been selected for deployment at a major international airport in the United States for aviation worker screening operations. The award represents another significant milestone in Liberty Defense’s continued expansion across the aviation sector as airports enhance security programs to support evolving Transportation Security Administration (TSA) worker screening requirements.

The airport serves over 30 million domestic and international passengers annually and is one of the top 20 busiest airports in the United States.

The HEXWAVE™ systems will be utilized at designated aviation worker screening checkpoints to provide fast, contactless screening. HEXWAVE™ leverages millimeter wave technology, advanced 3D imaging, and artificial intelligence to identify concealed metallic and non-metallic weapons and threats, including liquid, plastic, and powder explosives as well as 3D-printed weapons and other prohibited items. The deployment is intended to enhance overall airport security operations while improving throughput efficiency and the screening experience for aviation personnel.

“Securing another major U.S. airport reflects the growing demand for next-generation screening technologies that improve both safety and operational efficiency,” said Bill Frain, CEO of Liberty Defense. “We now have installations at several of the nation's busiest airports and transportation hubs, and we are proud to support their commitment to deploying advanced, contactless security solutions that address evolving threat environments while enhancing the experience for aviation workers.”

In addition, CEO Bill Frain will participate in a webcast fireside chat at Maxim Group’s Defense Tech Virtual Conference, Thursday, June 25, 2026, at 10:30 am ET (Track 2). The conversation will be led by Maxim Group Equity Analyst Jack Vander Aarde, including Q&A.

Growing global tensions along with increasing incidents of military action are exposing a range of challenges to traditional strategies. In this virtual conference, Maxim Group Research Analysts sit down with company leaders racing to close the gaps and bring new capabilities to market. The event brings executive management from companies driving innovation and next-generation defense technology solutions to investors.

Register at: Maxim Digital

For updates and news, please visit the Company website to subscribe to email alerts or follow Liberty Defense on social channels.

About Liberty Defense

Liberty Defense (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE system uses millimeter wave, advanced 3D imaging, and AI technologies that have been secured under exclusive license and developed proprietarily to automatically detect all types of concealed metallic and non-metallic weapons and other prohibited items. Liberty is also developing the next generation of aviation passenger screening with the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions. Learn more: LibertyDefense.com

For further information about Liberty, please contact:

Jay Adelaar

Senior Vice President of Capital Markets, Liberty Defense

604-809-2500

jay@libertydefense.com

For further sales information, please contact:

Ian McNaughton

Senior Director Business Development

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The parties undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of their securities or their respective financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.